Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

FINAL TRANSCRIPT
LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Event Date/Time: Jul. 22. 2010 / 1:00PM GMT

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
Mark Carter
Lance, Inc. — VP Strategic Initiatives & IR
Rick Puckett
Lance, Inc. — EVP, CFO, Treasurer, Secretary
Dave Singer
Lance, Inc. — President, CEO
Carl Lee
Snyder’s of Hanover, Inc. — President, CEO
CONFERENCE CALL PARTICIPANTS
Heather Jones
BB&T Capital Markets — Analyst
Mitch Pinheiro
Janney Montgomery Scott — Analyst
Scott Mushkin
Jefferies — Analyst
Scott Van Winkle
Canaccord Genuity — Analyst
Ed Aaron
RBC Capital Markets — Analyst
Akshay Jagdale
KeyBanc Capital Markets — Analyst
Ann Gurkin
Davenport — Analyst
Margot Murtaugh
Snyder Capital — Analyst
PRESENTATION
Operator
Good morning. My name is Jackie and I will be your conference operator today. At this time I would like to welcome everyone to the second-quarter 2010 earnings call, with discussion of proposed merger with Snyder’s of Hanover.
All lines will be placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions) Thank you.
Mr. Carter, Vice President of Strategic Initiatives and Investor Relations, you may begin your conference.
Mark Carter — Lance, Inc. — VP Strategic Initiatives & IR
Thank you, Jackie, and good morning, everyone. With me today are Dave Singer, President and Chief Executive Officer, and Rick Puckett, Executive Vice President and Chief Financial Officer. In today’s call, Dave and Rick will discuss our 2010 second-quarter results as well as the outlook for the remainder of the year. Following that presentation, Dave and Carl Lee, President and Chief

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Executive Officer of Snyder’s of Hanover, will discuss the proposed merger of Lance, Incorporated, and Snyder’s of Hanover, Incorporated.
As a reminder, we’re webcasting this conference call including the supporting slide presentations on our website at www.Lance.com.
Before we begin, I would like to point out that during today’s presentation, management may make forward-looking statements about our Company’s performance. Please refer to the Safe Harbor language included in each of our presentations.
I will now turn the call over to Rick Puckett, Executive Vice President and Chief Financial Officer, to begin management’s comments.
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Thank you, Mark, and good morning, everyone. This morning we issued two press releases — our normal press release relating to the earnings, which is very positive, by the way, for Q2; and also a release regarding our proposed merger with Snyder’s of Hanover.
We also posted two presentations to assist you in following along — again, our normal earnings presentation; and again, a presentation on the proposed merger.
Regarding the quarter, Dave will make some opening comments, and I will then take you through our positive results in more detail. After I complete the quarter, I will turn it over to Dave and Carl Lee to speak to the proposed merger. After our comments, we will open the call to questions on both the quarter and the proposed merger.
I’ll turn it over to Dave for some opening comments.
Dave Singer — Lance, Inc. — President, CEO
Thanks, Rick. This morning we are going to go through the quarter. Rick is going to go through the details of the quarter, and then we will talk about this merger. We want to leave plenty of time for Q&A, so we will spend a little less time specifically on the quarter and deal with things in the Q&A after the presentation.
But I would like to make a couple of comments. First, as you will see in our release, our reported sales declined for the quarter; but that really belies the underlying results. Absent a decline in some temporary contract manufacturing sales that we had last year, we really had growth in both our branded and our nonbranded business.
Our branded business was up, and despite the fact that we had some planned declines in areas related to our DSD transformation, and in the elimination of some unprofitable sales in a variety of areas, as well as softness in convenience stores, which we have begun to see a turn towards the end of the quarter. So despite that we had positive sales in our branded business.
Our private branded business also grew despite a very tough environment for private brands, where the branded competitors were very aggressive with promotions.
Lastly, our margins were very solid, reflecting the operating leverage in our business and really sharp, focused efforts on cost reduction. So Rick is going to walk you through the details and then we’re going to talk more about the Snyder’s merger, and then we will open it up for Q&A.

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Thanks, Dave. As David mentioned, this quarter reflects significant improvements over our first quarter. To remind everyone, our first-quarter earnings were lower than we would have liked and obviously lower than expected.
We did experience some unusual promotional pressure from competitors in both our branded and nonbranded categories during the first quarter of this year; and that resulted in some significant pressure to our earnings per share.
In the second quarter, to Dave’s point, we were much more successful in creating some volume on our top line. In fact, we recorded about $15 million more on top line in Q2 than we did in Q1. That by itself contributed a significant leverage to our bottom line for the quarter.
In addition, we reduced our cost, as David mentioned, both in terms of overhead as well as some advertising cost that we reduced relative to last year specifically, and also relative to the first quarter.
Our C-store business was down still. And if you will recall last year, we did not really start to see C-store declines until towards the end of the second quarter and certainly in the third quarter and fourth quarter. Although it is down just above double digits this quarter versus last year, it is still better than it has been running for the last half of last year.
So we’re starting to see some indication that C-store business is moderating at least in terms of a decline. I would not say that we are seeing dramatic increases at this point, but it is in fact a more positive picture.
We also reported in the quarter some special items that are called out on the press release, $3 million of which is related to the cost reduction, restructuring costs, and then about $300,000 that was related to the merger that was announced today.
If we look at the net revenue growth chart on page 4 of your deck, what this indicates, to Dave’s point, is in fact 0.4% reduction in sales quarter-to-quarter. However, we are lapping some pretty strong results in Q2 of the ‘09, if you will notice — almost 11% growth last year.
That was driven primarily by Private Brands growing at about 16% last year; and this year it’s growing at about 3.5%. In spite of the economic environment and what we are seeing in other private brand companies, we are in fact growing in that category.
We also had, to Dave’s point, a fairly large contract manufacturing customer that was in last year’s results that is not in this year’s results. And that by itself is 200 basis points of growth. That was planned and expected, so no issues there other than just a temporary contract customer that we no longer have.
On page 5 you will see the branded product category grew by about 0.5%. Excluding that contract customer, the nonbranded grew at about 3% to 4%.
If we look at gross margin, it is a significant improvement over last quarter, but also over last year. Over last year it is almost 100 basis points better.
That is largely driven by commodities and more favorable mix, with branded growth a little stronger than last year. However, that is offset to some degree by the trade promotional activity year-over-year.
As we look at the SG&A% as a percent of net revenue, advertising is down year-over-year by about 120 basis points. Then other cost reductions and benefits, including those driven by DSD transformation, are down 70 basis points.
Therefore on the operating profit, the margin trend there is certainly up at 9.7%. It’s obviously a record quarter in what you are looking at here, a significant increase over quarter one.

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Volume driven, as well as favorable commodity cost, as well as some very aggressive activities in cost reduction. I will tell you that on the manufacturing and supply chain side we are seeing significant improvements in efficiencies as our plants are really performing quite well.
If we look at the financial summary on page 9, this summarizes some of the key metrics. Improvements pretty much up and down the line as it relates to the financial metrics.
Our tax rate is lower, as we are able to use credits a little more effectively especially in the R&D area as we continue to innovate. Earnings per share at $0.44 is up about 47% over last year excluding special items.
Our EBITDA on the next page, on page 10, grew at 11% year-over-year. And our net debt actually at $109 million is only up $10 million in spite of a purchase of Stella D’oro in that time frame. So our leverage ratio is still around 1.2, a very healthy leverage ratio.
On a full-year basis, I won’t go through the detail of this too specifically, other than to say we are kind of at the same place as we were last year on many of the metrics. We do believe the back half of this year will continue to be better.
From a cash flow perspective, certainly the free cash flow was positive. Not quite absorbing the dividends yet; however, $4 million better than last year, at the same time as last year.
So coming to our guidance, which is on page 13 of the deck, we have not changed our revenue guidance. We still believe that $930 million to $950 million is an adequate range.
We have tightened up our earnings per share. It was $1.10 to $1.25 last quarter. We have certainly tightened that up to $1.15 to $1.25.
I’ve not changed the capital spending guidance. However, I think that we will probably trend to the lower end of that range.
I will now turn it over to Mark Carter to further comment.
Mark Carter — Lance, Inc. — VP Strategic Initiatives & IR
Thank you. Dave and Carl will now discuss the proposed merger of Lance, Incorporated, and Snyder’s of Hanover, Incorporated. For those following along in the online presentation, please advance your slides to number 23, and I will turn the call back over to Dave.
Dave Singer — Lance, Inc. — President, CEO
Thanks, Mark. As Mark said, the participants in this discussion will be myself, Carl Lee, who is the President and Chief Executive Officer of Snyder’s. Rick Puckett is available also for questions, but we are going to — Carl and I will be reviewing the information that you have.
Are the page numbers — I have a page number 4 here. Is that a different page? Okay. Sorry about that.
The first slide, which is — Creating a Leading Snack Food Company. Let me start off really by referencing the fact that you’ve got a press release that describes the transaction. What we intend to do here is walk through this deck, which is a great leave-behind for you to refer to and help you understand our proposed merger better. I think it provides a really good overview of the deal.

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Carl and I will review these slides, and then really prepare ourselves and be available for a Q&A here. So if you go to the next slide, the Merger Highlights slide, this really is a transaction that is going to create a much stronger national snack food company.
We have extensive distribution, a lot of growth opportunities. This is a really good strategic fit. We have an attractive portfolio of iconic brands with leadership in pretzels and crackers, and we have a strong kettle chip business. Strong private-label capabilities both in cookies and crackers.
We will have a national DSD, Direct Store Delivery, system with very diversified but very complementary product lines, capabilities, and revenue sources. The cultures of the companies are very similar, and our values are similar, and a really experienced management team on both sides with experience with a great track record.
Moving to the next slide, if we talk about some of the top-line issues on the deal, you can see that we have improved gross margin, a growth and margin profile. We will have much more enhanced free cash flow generation.
The deal initially when pulled together will have revenue of about $1.6 billion. Initially we will have about $170 million of EBITDA, which then would be improved by approximately $30 million, which is our initial estimate of synergies.
One comment about the synergies. The groups that worked on this deal are high-level, most senior people in both organizations. We worked very hard on coming up with the categories we expected synergies to be in.
We have reviewed other deals where companies of these types get together and look at what type of synergies are expected. We looked at various categories where we know we can find opportunities. And then we used our experience with doing former deals and our experience in the industry to come up with a sense of what we think the low-level minimum of synergies would likely be. And that comes up to $30 million.
Our expectation is that soon after we get through getting the deal under way and work towards getting the deal closed, we will have teams of people working on the specifics and the timelines on exactly what the numbers will be, where they will come from, and the execution plans.
The combination is not really expected to impact 2010 EPS in any material way after we exclude any one-time merger costs. The benefits will come after that.
Incremental earnings we expect will be more than 10% when we fully synergize the businesses. We expect very strong free cash flow generation. The cash flow characteristics of the combined business will be stronger than Lance standalone.
We expect to maintain the dividend that we have been paying. And after this deal we will have a very strong balance sheet that will really support continued growth.
So if you flip to the next page, I just want to get into some more of the details. Our merger proxy will have all the specifics, and that will be out in due time.
But just as a top line — and a lot of this is in the press release, obviously — the Lance shareholders receive a special one-time cash dividend of $3.75 a share as of the record date, which is prior to the merger. This will become a stock-for-stock merger of equals.
Lance will issue approximately 33 million shares, 32.7 million shares, to the former Snyder’s shareholders. The split will be — 50.1% of the shares in the new company would be owned by the former Snyder’s shareholders; and 49.9%.

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Snyder’s-Lance, Inc., will be the name of the new company, and it will trade on NASDAQ under the ticker LNCE. We expect this to close in the fourth quarter, but it’s subject to shareholder approval on both sides and also the customary closing conditions, including regulatory approval.
Now, next page — Key Leaders. The chairman of the new company, Snyder’s-Lance, Inc., will be Michael Warehime. He is the current Snyder’s chairman. The lead independent director will be Bill Prezzano, who is the current Lance Chairman.
I will be the chief executive officer. Carl Lee will be the president and chief operating officer. And Rick Puckett will be the executive vice president and chief financial officer.
I am going to turn this over in a minute to Carl to explain and give you a little detail on the background of Snyder’s. But before I do that I would like to make a comment about Mike Warehime.
Mike has been the leader of Snyder’s since the early ‘70s, taking the company from well under $20 million to nearly $700 million. He has a tremendous passion for quality and innovation. He’s got a great track record of driving growth, and his contributions are going to be very huge going forward for our combined businesses. We are really excited to have him chair our board.
So, with that, I’m going to turn it over to Carl Lee, to talk about their company. But before I do that I would like to introduce Carl a little bit.
Carl has got a background of about 30 years in the food business. It is really excellent background for the job and for his role in the merged company. He has had leadership roles in some of the largest and best food companies in the world. He has had significant domestic and international assignments.
He has been the CEO of Snyder’s of Hanover for the past five years, with a great track record including tremendous growth, profitability, and a string of acquisitions and integrations that have worked very well. He’s going to be on point for much of the integration and lead the growth we expect to really make this deal hum.
So with that, I will turn it over to Carl, who I have known for years in a distribution role. They were a large distributor and continued to be for Lance outside of our DSD territory. I have tremendous respect for Carl, so let me turn it over to Carl.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Good morning to everyone, and certainly it’s a privilege and a blessing to be with you. I am very grateful for this opportunity to work hand-in-hand with Dave and Rick and the rest of the Lance team to bring forth this acquisition once we get the formal approvals from our shareholders and the government review as well.
I am on the page with the headline Snyder’s Overview. I think most of you are probably very familiar with our brands, but since we are privately held there is not a lot of information out there. And I would like to give you an update on our business.
First of all, we are private and family-owned. We are a key manufacturer and distributor in the salty snack arena. We are best known for our pretzels, and we traced our roots back to 1909.
We have other key products in addition to pretzels. We do have potato chip brands, tortilla chip brands, multigrain brands, and focus a lot on better-for-you snacks.
We’ve had significant growth in the past two years on our brand Jays in Chicago and the Midwest. Grande is an up-and-coming new brand for us with the tortilla chips. Then we also have Krunchers!, a potato chip.

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
We operate three plants across the US. Our eastern plant is Hanover, PA, which is our home office. Jeffersonville, Indiana, is a very important plant for us in the central US. And then we also use our Goodyear facility in Arizona for the West Coast distribution and some of our export markets.
We are fortunate and blessed to be the number-one pretzel in the US, and we have had significant share growth over the past five years.
Our DSD system is one of our key strategic planks. We have over 1,900 routes out there working day in and day out to serve the needs of our retailers and to make sure our brands are in good shape at local retail. Our products are distributed in over 40 international countries as well.
Over on the right side is just key highlights of our portfolio and some of the brands that you are familiar with. Our sales mix, just about 60% of our business is what we call company brands. And then we do operate our DSD system for the benefit of other brands along with the benefit of our retailers, where we distribute brands for very strategic partners, one of which for years has been Lance.
Turning the page to our nationwide distribution system, you see there as you look at the US map and you look in the green area, that is where we have our own company-managed DSD footprint. In the yellow area we have very strategic, very long-term distributor relationships that we work closely with day in and day out that put our products on the shelves from coast-to-coast across the US.
If you look over to the right you can see that we have been very focused on building out our DSD footprint, building out our DSD model. And we basically have doubled our route count in the past five years.
Today we operate in IRI, if you are familiar with that. They measure 66 key markets across the US. Of those 66 markets we are in the top 51 with our own company-managed DSD system.
Turning to the next page, to our financial profile, you will see our historically trends there. This is based on our year-end fiscal which ended March 31 of this year.
You see that our annual sales growth rate on a compounded basis has been 16.6%, driven by our Snyder’s brands, and also driven by our distribution relationships with very, very key partners. So it’s been very strong, consistent top-line growth.
Our EBITDA is there in the lower left-hand corner. Similar picture there, over 17% compounded growth on our EBITDA. Our EBIT growth has also been over 18%, as you look there on the right side.
While we have been growing both our top-line and bottom-line results, we have also been investing in the business so we build a stronger foundation for future growth. With that, I will turn it back over to Dave.
Dave Singer — Lance, Inc. — President, CEO
Thanks, Carl. I tell you it’s very impressive results over the past five years, and Carl has done a phenomenal job working with Mike to drive this business. We are really excited to become partners.
On page — there is a page number in the bottom right-hand corner, page 12, which is the Lance Overview. Most of you already know Lance, but for anyone that is new this provides a brief overview of the Lance business.
We are about a similar mix. About 60% of our business is the Company-owned brands and 42% is our nonbranded business, approximately 40%. You can see the brands that we own.

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
We also are number-one share in our major category, which is sandwich crackers in the United States. So we have a great distribution, a great manufacturing network. Some of our brands are really strong in certain regions, and our distribution system includes about 1,100 DSD reps.
Now if you flip to the next page, I would like to really talk a little bit about this merger and what it really means. So if you look at what we’re going to pull together, we will have the number-two US salty snack company. We will be a leading US provider of cookies and crackers. We will be number one in pretzels; number one in sandwich crackers; a really strong position in kettle chips, cookies, and other snacks.
Our brands are very well recognized. We are really positioned well in various growth markets. We will have an extensive portfolio coast-to-coast with distribution.
We will be able to continue to drive innovation to help drive the top line. Our channels of distribution are diversified. And on top of that we have a private label business that will help support our business and help support the top line and bottom line, where we have a nice business that has been growing well.
On top of that, as the deal is structured, we’re going to have a very solid financial profile with very experienced management team. Together this generates what I call an energized road platform — between our DSD and other operational leverage, our ability to innovate, and a real strong financial profile which will facilitate organic as well as acquisition-driven growth.
Now although we are going to really as a team work on making sure that we integrate this company and then work to move forward to drive our primary objective, which is profitable growth, Carl is going to be leading many of these efforts. And I want to turn the meeting over to Carl to really discuss some of the sales and operational benefits of the combination.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Thank you, Dave. I’m on the page that has the headline Expanded Brand Portfolio, and you see the pictures of our various brands. I look at this page and smile, because I am very excited to look at the expanded portfolio that we have and the wonderful brands that we are able to take to our consumers day in and day out.
The two anchors for us is obviously going to be the Lance Crackers, sandwich crackers. That is a very exciting and has been a very strong growing platform for the Lance Company for a very long time. Then also another key anchor brand is going to be Snyder’s of Hanover pretzels.
So those are going to be two key franchises that we are going to continue to manage, invest, and support very aggressively to continue to grow our top-line and bottom-line results.
In addition to that, Cape Cod is a very important brand that we are excited to distribute and very familiar with and think that it has some growth potential, as we have the opportunity to take it into new markets over time. And then we also have some additional items like Stella D’oro, our Naturals line, and even be Tom’s line.
So very nice, very diverse portfolio. It gives us a foot in the salty snack category. It gives us a very strong position also in cookie-crackers.
Turning to the next page you can take a look at our distribution capabilities across the US. You see a map in the lower left-hand corner that I mentioned earlier, which outlines the DSD coverage that we have for Snyder’s.
You also look to the right and you see where the 1,100 routes are at for Lance. As we begin to combine this, then obviously we’re going to have a stronger day-to-day retail service capability, retail execution capability, and a chance to really take care

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Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
of our very important customers on a day-by-day basis at store level, by leveraging the combined resources we have from a DSD standpoint.
Turning to the next page gives you a map of our plants and our manufacturing capabilities. Highlighted there is the three Snyder plants that I mentioned earlier. And then you have the very extensive and very capable of network that Lance has established over the years with their key plants across the US as well.
So a tremendous amount of manufacturing capabilities that will support the growth model that we are putting before you today. With that, I will turn it back over to Dave. Thank you.
Dave Singer — Lance, Inc. — President, CEO
Thanks, Carl. Page 17, Enhanced Revenue and Cash Flow Generation slide. Basically this is just a very high-level view that shows that when we combine these companies we’re going to end up with about $1.6 billion in revenues and about $170 million before synergies and EBITDA.
You can see that our initial estimates of synergies — I’ve discussed how we have developed that — will be about a $30 million number. So this is going to be a powerful company and position us very well.
When we look forward, the key to the value creation here for this business is going to be profitable growth, and we are going to be very well positioned for profitable growth. We have a great team. We had a great brands and great capabilities.
And we are going to be able to leverage DSD to cross-sell into markets where one side isn’t as strong as the other. We will be able to leverage relationships to expand our products into new channels and new markets. We will increase our ACV and household penetration.
With improved scale we will be able to better support our retail customers. We will now have more resources to support product innovation and investing in our brands. And we can opportunistically pursue acquisitions to further leverage our distribution network and our management capabilities and just the strong capabilities in general that we have.
So in summary on the last page, I would like to just say this is a very powerful combination for shareholders. It is positioned to win. A group of iconic brands; extensive brand portfolio; much enhanced prospects for profitable growth. We have enhanced DSD and manufacturing scale; a strong management team.
Our shareholders will receive a special cash dividend upfront. We expect earnings accretion once the integration has taken place and the synergies are captured. And we’re going to have a strong balance sheet.
All of these things position us to win, create value for shareholders, and really is positioning us to be a much more powerful Company. And we are really excited together to do this.
So I am going to turn this over to the moderator for Q&A.
QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Heather Jones, BB&T Capital Markets.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Heather Jones — BB&T Capital Markets — Analyst
Morning and congratulations.
Dave Singer — Lance, Inc. — President, CEO
Thanks. Good morning, Heather.
Heather Jones — BB&T Capital Markets — Analyst
I guess my first question will be on the quarter and then move on to the acquisition — or the merger of equals.
I was wondering — you may have said this and I missed it. But the promo price hit, in Q1 it was about — I believe it was incremental 6% hit to own brands. What was that for Q2?
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
It was a similar amount, Heather, although the effectiveness of the promotional activity in Q2 was much better than Q1 because of the competition, as well as we focused a lot on our promotional activity and effectiveness during the — after coming out of the first quarter. So it wasn’t that much different.
Heather Jones — BB&T Capital Markets — Analyst
Okay. Then on the private label piece, just real quickly. Up 3% to 4% ex that co-pack customer. Was there any pricing pressure there? Or was pricing just neutral?
Dave Singer — Lance, Inc. — President, CEO
We are seeing some pricing pressure, certainly; and certainly our full-year guidance expectations reflect some of that. But the promotional activity from the branded guys are still there. It is certainly impacting especially our Value line and our Premium categories, as well as the economy there.
But because of our innovation we have been able to grow that Private Brands business pretty well in spite of lapping a 16% growth rate last year. So if you looked at other private brand players out there, those results are much different.
Heather Jones — BB&T Capital Markets — Analyst
Well, it seems that price gaps have started to widen again. Somewhat — not huge, but some improvement. Are you seeing that in your marketplace?
Dave Singer — Lance, Inc. — President, CEO
We did see that as the quarter progressed, definitely.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Heather Jones — BB&T Capital Markets — Analyst
Okay. Okay. Moving onto the MOE, was wondering if you could give us a sense of what your combined market share and market positioning will be, say in Lance’s core markets. Like in the Southeast and mid-Atlantic regions, what will be the combined market share? And will you be number two, three, etc.?
Dave Singer — Lance, Inc. — President, CEO
Heather, when we look at market share we really look at it by category. So we are a number-one market share in sandwich crackers and number-one market share in pretzels. And we have various market shares in different regions on our other product lines.
So in terms of what is our market share when you combine it, we haven’t really looked at it that way.
Heather Jones — BB&T Capital Markets — Analyst
Well, I guess if I am going down the snack aisle where Frito-Lay is, and clearly they are dominant, on a combined basis will Snyder’s-Lance be number two, number three? Not by category, but if I am looking at the salty snack aisle, what will be your positioning?
Dave Singer — Lance, Inc. — President, CEO
You know, we have not actually done the math and looked at it that way. That is a good question, but I don’t have a specific answer for it.
Heather Jones — BB&T Capital Markets — Analyst
Okay. When do you think you will be fully synergized?
Dave Singer — Lance, Inc. — President, CEO
We believe that during 2012 we are going to put together an aggressive plan and execute against that plan. But I believe that during 2012, and depending on a variety of issues that we will uncover between now and when we get our integration plan put together, it could be closer to the beginning or closer to the end of 2012. But it at this point our best estimate is that at no later than the late 2012.
Heather Jones — BB&T Capital Markets — Analyst
Okay. I noticed that Snyder’s EBIT growth was well in excess of its revenue growth from ‘09 to ‘10 and was wondering what initiatives are driving that. And is that something that is sustainable going forward?
Dave Singer — Lance, Inc. — President, CEO
That’s a good question. Let me turn that over to Carl. I think he will speak more to the historical, but then we will speak to the — the going forward will be different than anything in the past because we will be merged together. But I will let him speak to it what drove it going backward.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Good morning, Heather, and thanks for the question. I think that there’s a couple of ways to answer your very important question. And that is that most of what you see there is just strictly managing the scale of our business better. As we have been ramping up and growing our top line, we get better utilization of all of our key assets, better utilization of our overall business.
And by doing that we have seen a significant improvement in the bottom-line EBITDA. So we have had very strong performance over the past few years, as you see in the chart.
Heather Jones — BB&T Capital Markets — Analyst
So I guess my question is, you have this $30 million synergy number. Your better utilization of your assets, is that embedded in that synergy number? Or could we take the combined company, add the synergies; but also you’re better utilizing, so we should see growth along those lines too? Or this $30 million encapsulates that?
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Well, the $30 million right now encapsulates our first estimate of all the benefits that we see coming from this transaction. A piece of it is related to relatively close in revenue growth opportunities that we see. That is less than a third.
The other two-thirds relates to the synergies around a variety of different operational and administrative opportunities. But it incorporates everything.
So I don’t know. We haven’t parsed it out as to how it relates specifically to Snyder’s or to Lance. But the combined company we anticipate seeing that.
Heather Jones — BB&T Capital Markets — Analyst
Is any of it related to route overlaps and routes redundancies?
Dave Singer — Lance, Inc. — President, CEO
Well, when we look at our route system we haven’t made any decisions about how to deal with that. But clearly that is an area of opportunity where we can be much more effective on our routes with higher volumes.
Heather Jones — BB&T Capital Markets — Analyst
Okay. But is that embedded in the synergies?
Dave Singer — Lance, Inc. — President, CEO
Yes; everything that we know now is embedded in the synergies.
Heather Jones — BB&T Capital Markets — Analyst
Okay. All right. Thank you.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Operator
Mitch Pinheiro, Janney Montgomery Scott.
Mitch Pinheiro — Janney Montgomery Scott — Analyst
Hey, good morning. Following up on Heather’s question there, specifically with the synergies. So the $30 million, are these hard costs, identifiable? These aren’t soft synergies where — hey, we think we are going to get some efficiencies here or there.
Are these hard cost savings and there is additional savings on top, or —? I just want to be clear on that.
Dave Singer — Lance, Inc. — President, CEO
Let me try to explain how we got to that number at this point. We have not put together teams of people from both organizations to develop the very specific numbers, by line item, by month that we would expect to get once we have gotten to the point where we can actually do that.
At this point, this has been the most senior people in the organization using their experiencing and looking at the general areas where we think there’s opportunities. Taking a look at previous deals and what percent of sales we could expect.
So in terms of if you define hard the way I do — which is line items, who is responsible for what item by what day — these are not hard items. But if you define hard items as items that would — based on experience of capable folks that have been around a while, that are comfortable that those numbers are there, they are hard items.
Mitch Pinheiro — Janney Montgomery Scott — Analyst
Okay. Because of the size of both your DSD systems, I guess you alluded to the fact that over time there might be further opportunities to rationalize certain — where there might be overlap. Those opportunity — are those costs in the synergy number, or —?
Dave Singer — Lance, Inc. — President, CEO
When we look at our business and look at how, when we combine these businesses — again at a high level — we considered everything. So initially when we looked at this to come up with a number that we were comfortable that we could do at least this well, all of those things were taken into consideration.
When we finished the work to get into the specifics, hard numbers, who gets — what number gets down by what date, we will have a better number. And I expect it will circle back to you all with more specifics around that as we get closer to the end.
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Yes, Dave, I think that would be a good assessment. I mean, Mitch, this is an initial look at our synergies, an initial estimate of our synergies. We just completed this agreement last night, so we have not yet put the efforts and the detail around the synergy numbers.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
So the number we have out there right now is a number that we believe is at least $30 million. We do believe that as we move forward through the integration planning that we will further identify — to your point — the hard details around that. And at that point we will share with you guys.
Mitch Pinheiro — Janney Montgomery Scott — Analyst
Okay. As far as — what ERP system does Snyder’s use? Is there any integration issues, Oracle versus other systems?
Dave Singer — Lance, Inc. — President, CEO
Yes, actually, they are on a form of Oracle as we are. They started in J.D. Edwards, which as you probably know is owned by Oracle; and every upgrade of J.D. Edwards gets you closer to an Oracle platform.
So there will be some integration obviously, but it’s not something we will start on day one. We will want to do that very methodically.
Actually we may wind up not investing a whole lot there at all because it may not be necessary with the tools that are available today to collect data from a data warehouse perspective and business intelligence perspective.
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Yes, we have not made decisions like that at this point. But there will definitely be opportunities to look at ways to work better in areas like IT.
Mitch Pinheiro — Janney Montgomery Scott — Analyst
Okay. As far as looking at the balance sheet, what is the balance sheet going to look like?
Dave Singer — Lance, Inc. — President, CEO
It is going to look larger than it is today. It’s going to look better than it is today. The leverage is not significantly greater than what we have as a standalone company with Lance.
We’re at 1.2 kind of leverage, and it’s — just at the time of consummation of this deal it is expected to be around 1.6, excluding synergies.
So with synergies we expect, as we have said in the presentation, for that to actually come down. Therefore it puts a good cash flow and a free cash flow against continuing to grow value for the shareholders.
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Their net debt —
Mitch Pinheiro — Janney Montgomery Scott — Analyst
So the special dividend —

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Mitch, their net debt is well below $50 million and our net debt is around $100 million; and the special dividend is $130-million-some-odd. So when you add that all that together, and put the cost in place, and generate a little cash flow we are going to have — and this will all be in the details of the merger proxy — but we are going to have in the $250 million range of total debt on a business that’s initially merged doing $170 million of EBITDA before synergies.
This is a very strong balance sheet coming out of the chute, with cash flow characteristics that are going to make it better yet pretty quickly.
Dave Singer — Lance, Inc. — President, CEO
And our dividend, to your point, is essentially going to be dabbled in terms of cash outflow for the dividend.
Mitch Pinheiro — Janney Montgomery Scott — Analyst
Okay, that was helpful. The last — just two more questions. One perhaps for Carl. I was surprised; I thought Snyder’s would have had a slightly larger EBITDA margin then it’s roughly — it’s just over 10%.
You mentioned obviously the amount of your investment in the business and your growth. Is there some either target margin? Or how much have you been spending, what percent have you been spending on your growth that depresses your EBITDA?
Dave Singer — Lance, Inc. — President, CEO
I think — I will turn this over to Carl in a second, but I think in terms of targets, we’re not — we don’t want to be talking too much about targets yet. But they have invested heavily in advertising and promotional things to help drive that business.
They have also got a partner business that has a lower margin structure than the branded business. But let me turn it back to Carl to talk about his profit margins.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Mitch, thanks for the question and thanks for putting me on point for a tough question. I appreciate that.
I think that that’s a very obvious one that needs to be asked and we need to address it for you. I think that — and we have bounced around the answer already. The answer is clearly that we have been building the business for the long term. We have been investing back in the business.
Shareholder return is very important to us, and we have been able to deliver that. But we’ve also had the privilege of putting money back into the business.
We have been building out our DSD model across the country, and that has been a significant investment in warehouses, infrastructure, as you can imagine. Between that and advertising and R&D, new product launches, etc., there has been a number of very key reasons why maybe the EBITDA is not as high as it is for — what you would have expected.
But the key is it has been well managed; it has been well leveraged; and it’s been utilized to build a stronger foundation that we can come into this marriage and this merger of equals into at the beginning.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Dave Singer — Lance, Inc. — President, CEO
One thing that is great about their business that’s very similar with ours is there are a lot of operating margins. Growth drives a lot of profit potential.
They have reinvested a lot of that growth, but some of it has shone through, as you saw with the EBITDA growing faster than sales. We both have that same issue, where growth drives higher margins. So they have done a great job with it.
Mitch Pinheiro — Janney Montgomery Scott — Analyst
This last question is — I guess Snyder’s, as one of the partner brands, you also distribute some kettle foods, potato chips, and with the competing — like with the Cape Cod — what type of conflicts are there?
And how do you manage not only just in kettle but other potential third-party distributed brands versus the Lance?
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Mitch, that is a very important question as well. I think that we are clearly a branded manufacturer and we put a tremendous amount of effort and time into our brand.
But we are also a very capable distributor. And to fully utilize our DSD system and to provide a very important service for our retailers, not only do we bring our brands into the store day in and day out, but we bring a large variety of brands across the country in.
We bring in brands that complement each other and work together. The key is that our DSD system is motivated to support all the brands equally.
We have been very successful with that, and our track record is that we can carry items from a wide variety of manufacturers on there. They all get the attention they need; they all get the growth that they need; and they are all well supported by our front-line people who work very hard to grow their business as well as ours.
Dave Singer — Lance, Inc. — President, CEO
Yes, I can tell you as a partner brand, because that was the relationship until this merger takes place, they’ve done a phenomenal job for us. We — the majority of what they do for us has been our Cape Cod business. After they bought the Jays business and started to expand their Krunchers! line, which is a competing product, they continued to do a great job for us. So we would expect that to continue.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
I appreciate Dave’s comments, and I think that his history with us as a distributor riding our trucks, going into the stores with our brands day in and day out, has been very positive. But I think the key is — the future is even brighter for all the partners that are currently on our truck. We are as committed to them as ever.
The key is — the more we sell collectively, as all the partner brands together, the better scale that we have, the better operating capabilities we have, the better service we provide our retailers. So we are as committed as ever to all of our partner brand relationships, and we will support those like we support our [broader] portfolio.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Mitch Pinheiro — Janney Montgomery Scott — Analyst
Okay.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Strategically, partner brands is a very key part of our business and continues to get a significant amount of my time personally and that of our team.
Mitch Pinheiro — Janney Montgomery Scott — Analyst
Okay. Well, thank you for your answers and congratulations on the merger.
Operator
Scott Mushkin, Jefferies.
Scott Mushkin — Jefferies — Analyst
Hey guys, and thanks for taking my questions. I will try to keep them brief. I know we are starting to go long and I am sure there’s other people.
The synergies, the $30 million actually seems quite conservative. I know you guys don’t want to put any teeth in it. But just a quick glance at the SG&A of Lance and thinking that Snyder’s must be a couple hundred million dollars.
Can you give us some more thoughts about the $30 million? Do you think it is pretty conservative as you move forward throughout the years? It seems like there is a lot of opportunities here to really scale this business.
Dave Singer — Lance, Inc. — President, CEO
We have tremendous confidence in this company coming together and driving value and profitable growth. Synergies are part of it.
We’re going to get very focused on what they are, put together a very specific plan. When we do that we will have more information for you.
I am very interested in synergies. It’s a really big part of this plan. But frankly the real value in this plan is coming together, and growing faster, and driving profitable growth, and leveraging the infrastructure we have.
So although it is really important and we are going to get them — and we will be more specific about it — I am less focused on cutting costs than I am on driving the top line. So we will really focus on making sure we get the right things done; but at this point we’ve got no more specifics.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Scott Mushkin — Jefferies — Analyst
Okay. Then as you look at this, the transaction, obviously we think it is pretty since I just upgraded your stock. But when you think of your biggest risks as you look to combine these companies, maybe you can lay out for us where you think the hot buttons are as far as getting this done, and what we should be looking for.
Dave Singer — Lance, Inc. — President, CEO
Well, when we put out our merger proxy there is going to be a whole laundry list of risks in there. I think that they include issues associated with getting all the synergies put together; integrating the companies; that our employees in the interim are worried about, geez, what happens to me?
We’re going to try to be very careful to make sure that our employees understand that we’re going to tell them everything we know as soon as we know it. We both have a history of treating people very fairly, and again we are focused on growth not shrinking. So there’s going to be a lot of opportunities for people in the combined company.
Those types of issues are the biggest concerns I have. I think that we are going to continue to provide great customer service. I think our customers are going to find us to be even better at service than we have been in the past.
But I think that fundamentally when we look at a merger of equals like this, I think some of the core risks are that we just don’t do as good a job of integrating the cultures. Carl and I have a great relationship, tremendous respect. I have met most of their board members. Carl has met all of our Board members.
I think there is a tremendous values comparability here, and I think this is going to work out great. But clearly there’s risks. It’s about integration — but beyond that I am really comfortable we are going to do this well.
Scott Mushkin — Jefferies — Analyst
Then as far as — let me take one more stab at this overlap. Have you guys done any preliminary look at the — there’s I guess what? 1,800, 1,900 routes one way, one company; another 1,100. There has got to be significant overlap looking at the charts you put together.
Any idea on what that overlap looks like? Like there’s 600 routes that just overlap each other. Or is that a bad way to look at it?
Dave Singer — Lance, Inc. — President, CEO
Really at this point we don’t want to get into the specifics of that because we really haven’t made any decisions about how that works. I have seen opportunities where companies come together and basically left many of the routes in place, and just grown those routes to make them more productive.
My sense is that we’re going to come up with a plan that is a really good workable plan that drives our top line and makes us more efficient. But in terms of getting into specifics about overlap, it’s a little early for that.
Scott Mushkin — Jefferies — Analyst
All right. Then any thoughts preliminarily on Cape Cod and the opportunity there? It seems like this really could get you more scale in that business, which is very good on the East Coast but not much on the West.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Dave Singer — Lance, Inc. — President, CEO
Well, I think that’s — one of the key underpinnings for this transaction was Carl and Mike Warehime have done a great job of building out a nationwide distribution system; and there is going to be opportunities to leverage that. That is one of those opportunities.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
If I could jump in on the DSD, there’s a lot of questions about the DSD. I think that the one important point — and this is Carl — is that I started on a route, so I understand the DSD business very thoroughly.
It’s a very important part of Lance’s current business. It’s been a very important part of Snyder’s current business. One of the advantages is exactly what Dave mentioned here. We’re going to have more feet on the street, as we call it.
Our chairman, Mike Warehime, has always used that term. It is very important to have good, quality people out there working with the retailers to drive our business and our distribution.
One of the opportunities is to have more routes and more people out there selling both of our brands. And that is going to be one of the key growth drivers for us.
So we will get into more of the details as we have time to build our detailed acquisition model that is our next big priority. We are very comfortable with all the numbers that we have shared and feel very comfortable based on our extensive, extensive experience of M&A activities over the years. Both Dave and mine and the entire team around the table, and the team that supports us day in and day out.
We are very comfortable with the synergies, just have not had time to get into that detailed acquisition model that we always build as we tackle an opportunity like this.
Scott Mushkin — Jefferies — Analyst
Sounds good. I’m going to wrap it up, actually. Thanks, guys, and really congratulations. This is a good situation. Congratulations.
Dave Singer — Lance, Inc. — President, CEO
Thanks, Scott. Thanks for the upgrade.
Operator
Scott Van Winkle, Canaccord.
Scott Van Winkle — Canaccord Genuity — Analyst
Congratulations as well, and just a couple of additional questions. First on the DSD, not so much about duplicating.
Dave Singer — Lance, Inc. — President, CEO
Did we lose everyone or just Scott? Or did we cut off?

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Mark Carter — Lance, Inc. — VP Strategic Initiatives & IR
Jackie, are you available?
Operator
Ed Aaron, RBC Capital Markets.
Ed Aaron — RBC Capital Markets — Analyst
Thanks. Can you hear me okay?
Dave Singer — Lance, Inc. — President, CEO
Yes, we can.
Ed Aaron — RBC Capital Markets — Analyst
Okay, good. Well, let me add my congratulations as well.
Dave Singer — Lance, Inc. — President, CEO
Thanks.
Ed Aaron — RBC Capital Markets — Analyst
You covered a lot of ground, but actually on the quarter, I just was hoping you could maybe bridge the gap for me on the sequential changes, some of the metrics.
Sales were up about $14 million and cost of goods were about flat on a sequential basis. So there was basically 100% flow-through of the sales change.
I am just trying to understand. I know some of the drivers that were involved. But just how is that — how should I better think about that just on a sequential basis for the quarter?
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Sure. Great question, Ed. To your point, volume drove around $0.15 a share between Q1 and Q2, between the efficiencies in manufacturing and the lower commodities. Because the volume was slower and lower in Q1, we did not get into the lower commodity contracts until Q2 coming out of 2009. So between the commodities and efficiencies it’s another $0.12 a share approximately.
And then the rest of that is kind of split between advertising; it’s about $0.03 difference in advertising. And then we had some favorable fringes and we also reduced our incentive expense due to the results in the Q1. So the rest of the costs come up to around $0.09 a share.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
That includes also some favorable DSD transformation costs. As you remember, we are finished now with our transformation at the end of Q1. So all of those benefits are starting to flow through to our bottom line. With that, it basically gives you the walk from Q1 to Q2.
Ed Aaron — RBC Capital Markets — Analyst
Thanks. Then when you think about your input cost position going forward, the second-quarter results, do they reflect the full benefit of the lower input costs?
Do you expect when you look out to Q3 and then Q4, will you start to see them creep back up again? Or how should we think about that?
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
At this point, we are still under the same philosophy as we have been in terms of coverage. Our volumes will push out the benefit; it is a little longer than we originally anticipated. We are showing strong volume now, so we will probably get closer to plan than we were.
But we are seeing some increased costs towards the back half of this year, particularly in wheat and oil as those start to creep up. So we do expect that we will have some pressure on cost as we move forward into the year.
Ed Aaron — RBC Capital Markets — Analyst
Okay. Then just one question on the acquisition. I don’t know if you have had a chance to dive into this in much detail; but to the extent that Snyder has these partner relationships where you do distribution for other companies, but you also have the opportunity to consolidate routes between the two companies and get some cost savings from that, which has the bigger economic benefit?
When you compare route consolidation, which might sacrifice some of that partner relationship revenue, when you think about that trade-off, if there is one, what prevails there?
Dave Singer — Lance, Inc. — President, CEO
I will let Carl make a comment about this, but basically growth trumps cost every time. We will — growing our top line with an effective route system is always going to be better than consolidating routes. And that includes partner brands as well, but I will let Carl make a comment.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
I think that I would refer you back to one of the charts that was in my deck that showed the map of our DSD system. You would also see the route count.
Our route count has aggressively grown over the last five years. We basically have doubled our routes to well over 1,900. And we see this as an opportunity to continue to grow our route count.
The DSD system is unique and it’s not as obvious as maybe many people realize. But one of the keys with DSD systems is to roll down the number of stores. You currently have a route with eight stores today; ideally getting that same route down to six or

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
five stores allows that individual who is working that route to spend more time in the store, building displays, driving merchandising that is going to increase our sales.
So it’s really an opportunity. The more routes you have got on the street and the better retail coverage you’ve got, the better top line you are going to drive. So being an old DSD guy, adding routes, supporting our routes, growing our routes is very key.
And we see one of our greatest advantages is the increased route count, and certainly not looking at the savings that we possibly could incur. The revenue growth is far, far more important, as Dave pointed out.
One other important thing as far as the partner brands are concerned, we have been growing and expanding our business from a DSD standpoint for many, many years now. We have been adding partner brands and expanding in geography. I think in each and every case our partner brands have seen that the more routes we have on the street, the more coverage we have, the better their brands perform. So this is a positive for our partner brand relationships.
Ed Aaron — RBC Capital Markets — Analyst
Great. Thanks for taking my question and good luck as you move through the process. Thanks.
Operator
Akshay Jagdale, KeyBanc Capital Markets.
Akshay Jagdale — KeyBanc Capital Markets — Analyst
Hi, thanks for taking the questions. When we look at this transaction — and clearly it has created a lot of excitement — the key to realizing the value is really how are you going to grow; what cost synergies there are; and then can you deliver on those? And that will translate into earnings and the multiple.
If you can just help me understand, and I will direct this to Carl, how would you measure the utilization of your DSD route system? And what is it today?
So from what I know about Lance, their DSD network is about 80% utilized. I would like to know how utilized your DSD network is, so if you can start with that.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
In regards to your specific question in route utilization I don’t have that number handy. But I think that the key is that we’ve got a model that continues to have some scale advantages. Reducing the stores, we can easily put more volume through every route day in and day out.
Some of the key metrics is obviously that drop size. The more volume we put in per drop or per stop is very important. And combining these great brands will allow us to put in more volume on a first-stop basis. That will drive a significant efficiency for the individual operating the route and for the company. So that is a very important metrics.
We all have some opportunity to continue to grow our weekly route averages, which is another key metrics. So from a DSD expansion, there is a great opportunity here. Again I want to emphasize that leveraging these resources to grow our top line is far more important than looking at the savings.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
There will be some efficiencies in the back office, as I call it. Because from a warehouse standpoint, from a logistics standpoint, from moving product for manufacturing into DSD there will be some significant savings there.
But as far as trying to generate a lot of savings off of fewer routes, that is the exact opposite direction that we plan to go. The more routes we have, the more district managers we have out there every day, the more revenue growth that we are going to see and the better competitive position we are going to be in when it comes to the retail front.
Akshay Jagdale — KeyBanc Capital Markets — Analyst
Okay. Well then I will ask one for David, because it seems like what David and the team have done at Lance is actually they have reduced the number of DSD routes and increased efficiencies through costs rather than what you are explaining. So it seems like there is a conflict in the strategies that have been used in the past. And then if you look at —
Dave Singer — Lance, Inc. — President, CEO
That is a great question. Let me just speak to that, because I think that it does on its surface seem like it is that way. But there’s a couple of differences here.
When Carl came into Snyder’s of Hanover he had an operating — a business was operating in great shape, and he has taken something and really built upon it with a strategy to expand distribution and develop what I refer to as railroad tracks across the country to support his brand and partner brands.
Our perspective over the past couple of years was to take a system that was really in rough shape. There were a variety of issues associated with the system. We had basically first initially attacked our route system to improve the asset quality.
We had a lot of asset issues. We had turnover issues. We had drop sizes that were rooted in a history that was 30 years old, where when a route salesman made a route plan he might make 60 deliveries in a day.
The world has changed dramatically. You can’t do really small drops and be productive in a route sales system.
We had to, on step one, get our efficiencies in line; and then position ourselves to leverage that and grow. So our philosophies aren’t different; it’s just we started from different places.
We have been talking about that, because it’s been a key driver of the cost savings that have allowed us to reinvest in our business to help it grow. But we have — but Carl’s philosophy and ours really isn’t different. It’s just we started from different places.
Akshay Jagdale — KeyBanc Capital Markets — Analyst
Okay, so — and then help me understand. So the way I look at your synergy guidance today you said two-thirds of it had nothing to do with revenues. It seems like for Carl is saying is all — so the excitement that he probably has, and correct me if I am wrong, is all about the revenue synergies that could come about. Which are a function of the increasing the household penetration of Lance crackers and the chips, and then continuing to grow the demand for Snyder’s products.
Now why should we get excited about that when in the last fiscal years neither of your sales have actually grown?

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Dave Singer — Lance, Inc. — President, CEO
Well, a couple of things going on here. I think that there are a variety of growth things in our sales that have actually done quite well. We have been growing most of our core businesses on a nice clip. They have been growing most of their core businesses on a nice clip.
They did some SKU rationalization towards the end of last year as they started preparing for more acquisitions. We have had some issues with — as we have gone through DSD transformation, losing some small businesses as well as getting hit by the economy.
When we look at our call it two-thirds of the savings in our synergy number coming from costs, if you look at that as a percentage of the total business, it’s a pretty small percentage. We may end up doing better than that.
But our focus really is the initial synergies come from some close-in things we see and from revenue opportunities in the near term coming out of two-thirds cost, one-third revenue. And it’s the profit from the revenue basis.
From that point forward the real value in this deal is more accelerated growth. We believe that together we will grow faster than we grew separately. The softness recently is the softness of an industry — and really the entire economy — not so much the softness of either company. But our core brands on both sides have done very well.
Akshay Jagdale — KeyBanc Capital Markets — Analyst
One last one, just to the revenue again. So is it fair to say that the low-hanging fruit, if I may call it that, on revenue is going to be distribution gains rather than branded gains?
In other words, you’re cutting advertising for Lance, and you haven’t advertised much at all in the past. I don’t know what the situation is with Snyder’s. But it seems like the first thing that’s going to happen is you are going to increase household penetration for your branded items. And it seems to me that Snyder’s is well distributed.
Is that a fair assessment, that the distribution is going to be the key, followed by at some later point advertising and branded growth that way?
Dave Singer — Lance, Inc. — President, CEO
Well, I would say couple comments. One, although you say Snyder’s is well distributed, they are broadly distributed, but they don’t have the channel penetration that we do in a lot of channels in our DSD market. So there is going to be opportunities to leverage a lot of the channel distribution that we have.
There is very little Snyder’s distribution in the smaller accounts and the convenience stores. I think there is going to be opportunities there.
But I think your comment is relatively accurate, in that initially that we would use the opportunity to cross-sell into the — take our products across their distribution system where they don’t currently exist; take their products into our system where we don’t have channels or relationships. And then used just blocking and tackling to help drive our business day to day in the store, and then come over the top with advertising and promotions and things to drive household penetration.
So we think all this, particularly with the larger scale, makes us more important to customers. And with more resources we will be able to ultimately be much more effective on innovation.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
I think our focus initially is going to be about integration, but then it’s going to start to focus on innovation and growth.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
If I could add a couple of points there, I think Dave is absolutely right. I think that we are focusing on historical trends. Snyder’s household penetration is up 30% over the last five years. And we do invest heavily in advertising and will continue to invest heavily in advertising. So we clearly see the Snyder’s franchise continuing to grow and continuing to be supported.
But I think one of the keys that Dave mentioned is with his DSD system we have the opportunity to take Snyder brands into smaller format stores, which is a huge opportunity for us. We do not have the coverage that they have with their crackers when it comes to our pretzels and some of our other salty snacks.
Then we are going to have the opportunity to take his brands into new supermarkets and new territories across the US. So our national footprint and our national DSD along with our national distribution of Snyder’s creates a real opportunity for this expanded portfolio that we have to work with.
Akshay Jagdale — KeyBanc Capital Markets — Analyst
Okay, thank you. I will pass it on.
Operator
Ann Gurkin, Davenport.
Ann Gurkin — Davenport — Analyst
Good morning and congratulations as well. Couple questions just on the Lance business. Any change to the long-term expectations for growth for the branded Lance product?
Dave Singer — Lance, Inc. — President, CEO
Well, yes. This definitely changes the growth expectation we had. We have got a partner that has a much stronger distribution nationally than we had historically, and we expect more rapid growth because of that.
Ann Gurkin — Davenport — Analyst
Mid to high single digit growth long term, is that fair?
Dave Singer — Lance, Inc. — President, CEO
Well, when you say long term I think there is going to be initial opportunity to expand the growth rate initially through better distribution. Beyond that, I think with more effective distribution and more clout, we can continue to block and tackle and execute.
And then we’re going to have more resources to innovate and to advertise and drive demand. So we have not provided long-term guidance on growth rates, but we have been growing nicely and we continue to expect it.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Ann Gurkin — Davenport — Analyst
Great. Then just for the Lance portion as well, given the strong Q2 results, why didn’t you take earnings up more in the second half than what we are seeing? You just brought the bottom end of the range up.
Dave Singer — Lance, Inc. — President, CEO
Well, essentially, Ann, I think that as I mentioned we still see quite a bit of pressure on our top line, especially from the branded and the Private Brands side due to the economy, due to the continued promotional activity out there. So I think we are taking a conservative approach relative to the rest or the remainder of the year.
Also, we are going to be impacted to some degree by higher commodities at the end of the year. So all those things are entering into our assessment at this point.
Ann Gurkin — Davenport — Analyst
Great. Then one of your points in the slide about the merger talked about incremental earnings per share of at least 10%. Is that earnings per share based on the new share count? Is that correct?
Dave Singer — Lance, Inc. — President, CEO
Yes, yes. We would expect that the earnings per share will be up by at least 10%.
Ann Gurkin — Davenport — Analyst
And that reflects the new share count?
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Yes, it does.
Ann Gurkin — Davenport — Analyst
Okay, great. Then finally just for both businesses, would just be curious as to what you’re seeing in terms of consumer purchases and behavior in grocery stores right now. Are consumers pulling back? Or are they still purchasing products at the same rate as we saw several months ago? I don’t know if I can just get a read on the market.
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Well, I can’t speak to Snyder’s. I will let Carl do that. But on Lance our grocery business has been strong all year.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
Our grocery store business has been very strong as well. I think when you look at the innovation and the quality that we put in every bag every day, consumers are still willing to buy.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
We are seeing very robust growth overall in salty snacks and then obviously very strong growth in our franchise. So consumers have to eat, and that is one key thing.
Ann Gurkin — Davenport — Analyst
Right. That’s great. Thank you all very much.
Operator
(Operator Instructions) Margot Murtaugh, Snyder Capital.
Margot Murtaugh — Snyder Capital — Analyst
Thanks very much. I wondered what the capital spending will be for the combined company. Also the D&A, what projects it will be spent on and what free cash flow you expect to have.
Dave Singer — Lance, Inc. — President, CEO
We’ve got a merger proxy that is coming out, and that will show a whole lot of detail. We have not gotten to the point where we’ve gotten very specific in terms of developing strategic initiatives around how we are going to spend capital.
But when we look at the run rate of ours and the run rate of theirs, we can give you a perspective of where it would be before we attack opportunities. So I’d turn it over to Rick for that.
Rick Puckett — Lance, Inc. — EVP, CFO, Treasurer, Secretary
Yes, I think, Margot, if you are looking at sort of the D&A it is somewhere around $50 million to $55 million. If you are looking at CapEx, it is going to be a similar kind of number.
There is not a lot of investment that is required as part of the integration of these two companies. So to Carl’s point and Dave’s earlier, we are continuing to invest in capital to make sure that we have the right quality, the right kind of capacity, and the right kind of capability.
Dave Singer — Lance, Inc. — President, CEO
Then as we merge the companies and do the accounting behind all of the merger accounting, there could end up being additional amortization or depreciation related to certain asset write-ups. We are just not familiar with all the details yet on that.
Margot Murtaugh — Snyder Capital — Analyst
Okay. Okay, thanks very much and congratulations.
Operator
Heather Jones, BB&T Capital Markets.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Heather Jones — BB&T Capital Markets — Analyst
Thanks for the follow-up. I had a quick details question. Maybe I should know this, but I don’t. Snyder’s routes, are those company-owned? And if they are company-owned do you have any union representation in your company?
Dave Singer — Lance, Inc. — President, CEO
I will let Carl handle this.
Carl Lee — Snyder’s of Hanover, Inc. — President, CEO
We do not have any unions in our company. We have a small percentage of our routes are company routes kind of around our core market. They are in Hanover, Pennsylvania, where we established our roots many years ago.
Then outside of that it’s primarily independent operators where the individuals own the routes, a very common model in DSD as you are probably familiar with — Pepperidge Farm and Little Debby and others operating very similar models.
Heather Jones — BB&T Capital Markets — Analyst
Flowers, yes. Thank you. Then finally I have a final question on this. You have been spending a lot of time about the sales synergies, the stronger go-to-market platform.
I just want to go back to my initial question about — I know you don’t have the share numbers. But just wondering if you articulate or synthesize what your go-to-retail message is going to be. Because Pepsi reported yesterday, and Frito-Lay was the only brand of packaged food company they said that has generated sales growth this year. And they seem to be getting stronger and stronger.
Honestly that’s one of the reasons why I view this acquisition so positively. So just wondering if you have a sense of what your message is going to be to the retailers as far as your size, your importance.
Because it seems like intuitively you are going to be a strong number two or number three. And just wanting to get your thoughts behind that, that it just seems like it greatly increases your relevance to your existing customers.
Dave Singer — Lance, Inc. — President, CEO
Yes, I agree that this makes us more relevant and makes us more important to customers. And we are going to be making their lives easier, because we are going to be able to be more efficient.
But as it relates to comparisons to other people, we are really worried more about ourselves. We have done well apart; we are going to do better together.
We’re going to provide great customer service, and I think that that will be recognized by our customers. And we just feel really good about it.
Heather Jones — BB&T Capital Markets — Analyst
Okay. Thanks and congratulations again.

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FINAL TRANSCRIPT
Jul. 22. 2010 / 1:00PM, LNCE — Q2 2010 Lance, Inc. Earnings Conference Call
Operator
There are no further questions at this time. I turn the call back over to you.
Dave Singer — Lance, Inc. — President, CEO
I would like to thank everybody that participated on the call, everybody here and all the questions, great questions. We look really look forward to reporting back with more details as we have them. And we will talk to you next time.
Operator
This concludes today’s conference call. You may now disconnect.

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